EXHIBIT 99.2
                          WAVERIDER COMMUNICATIONS INC.

                          255 Consumers Road, Suite 500
                         Toronto, Ontario Canada M2J 1R4

                                __________, 2001

Dear Shareholder:

         Enclosed are a prospectus and other materials relating to the rights offering by WaveRider Communications, Inc. Please carefully review the prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase Units, each consisting of one share of our common stock and one common stock purchase warrant, only during a limited period. You will find a description of the rights offering beginning on page 15 of the prospectus. You should also refer to the detailed instructions for use of WaveRider Communications Inc. subscription certificates, included in this letter. The exercise of subscription rights is irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING.

o You will receive one non-transferable subscription right for each share of WaveRider Communications' common stock you owned on _______, 2001.

o You may purchase one unit, each consisting of one share of our common stock and one common stock purchase warrant for each subscription right you receive at the subscription price of $___ per unit.

o        If you fully  exercise the  subscription  rights issued to you, you may
         subscribe  for   additional   units  through  the   over-subscription
         privilege.

o        We will accept subscriptions for up to a maximum of 14,000,000 units.

o If we receive basic subscriptions for more than 14,000,000 units then no oversubscriptions will be accepted and the subscribing shareholders will receive untis on a pro rata basis in proportation to the total number of basic subscription rights exercised by each subscribing shareholder.

o If there are sufficient units to accept all basic subscriptions then oversubscriptions will be accepted up to the number of units available , after satisfying the basic subscription rights on a pro rata basis in proportion to the total number of over subscriptions exercised.

o The rights offering expires at 5:00 p.m., New York City time, on ______, 2001. If you do not exercise your subscription rights before that time, they will expire and will not be exercisable for units.

         If your shares are held in your name, a subscription certificate is enclosed. If your shares are otherwise held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

         If you do not exercise your subscription rights, your ownership in WaveRider Communications Inc. may be diluted. Please see page 9 of the prospectus for a discussion of dilution and other risk factors.



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         If you have any questions concerning the rights offering, please feel free to contact our information agent, Innisfree M&A, Inc. toll free at ________, or WaveRider Communications' Chief Financial Officer at (416) 502-3200.

                                                  Sincerely,



                                                  /s/ D. Bruce Sinclair
                                                      -----------------
                                                      D. Bruce Sinclair
                                                      President and CEO